Exhibit 2.1

SECOND AMENDMENT

This Second Amendment (this “Amendment”) to the Stock Purchase Agreement, dated as of November 5, 2005, by and between Rentech Development Corporation and Royster-Clark, Inc. (as amended on February 8, 2006, the “SPA”) is made on March 8, 2006.

In accordance with Section 9.1(a) of the SPA and effective as of the date hereof, Exhibit A to the SPA (the Distribution Agreement) as contemplated upon the execution of the SPA is hereby restated in its entirety and replaced for all purposes of the SPA by the Distribution Agreement attached to this Amendment as Annex A.

This Amendment amends the terms of the SPA and is deemed incorporated into, and governed by all other terms of, the SPA.  The provisions of the SPA, as amended by this Amendment, shall remain in full force and effect.

This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement, it being understood that all of the parties need not sign the same counterpart.

*          *          *          *

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

ROYSTER-CLARK, INC.

By:	/s/ Michael Wilson

Name:	Michael Wilson
Title:	Director

RENTECH DEVELOPMENT CORPORATION

By:	/s/ D. Hunt Ramsbottom

Name:	D. Hunt Ramsbottom
Title:	President and CEO

EXHIBIT A

“[*]” = confidential portions of this document that have been omitted and have been separately filed with the Securities and Exchange Commission pursuant to applications for confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

(Pages 8, 12, 17 and 18)

DISTRIBUTION AGREEMENT

          This DISTRIBUTION AGREEMENT (the “Agreement”) dated _______________ between ROYSTER-CLARK RESOURCES LLC, a limited liability company organized and existing under the laws of the State of Delaware and having its principal office at 999 Waterside Drive, Suite 800, Norfolk, VA 23510 (“RCR”); and RENTECH DEVELOPMENT CORPORATION, a Colorado corporation (“RDC”), a wholly owned subsidiary of Rentech, Inc., a Colorado corporation (“Rentech”), having its principal office at 1331 17th Street, Suite 720, Denver, CO 80202.  RDC and RCR are from time to time hereafter referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

          WHEREAS, RCR’s parent company, Royster-Clark, Inc. (“RCI”), formerly owned and operated, through its ownership of Royster-Clark Nitrogen, Inc., a facility (the “Facility”) located in East Dubuque, Illinois at which it manufactured anhydrous ammonia, granular urea, nitric acid, UAN solutions and carbon dioxide (“Products”) for sale to its industrial and agri-business customers; and

          WHEREAS, on the date hereof, RDC acquired the Facility, through its purchase of Royster-Clark Nitrogen, Inc. from RCI, with a view to converting the Facility over a period of approximately three (3) years to utilize alternative feedstock and to co-produce synthetic fuels with ammonia; and

          WHEREAS, RDC wishes to sell anhydrous ammonia, granular urea, UAN solutions and nitric acid and related nitrogen-based products (“Facility Products”) manufactured at the Facility to RCR and to engage RCR as its exclusive distributor of the Facility Products for agricultural and industrial use within the United States; and

          WHEREAS, RCR wishes to purchase the Facility Products and to act as RDC’s exclusive distributor of the Facility Products under the terms and conditions set forth herein; and

          WHEREAS, RCR is a major distributor of nitrogen products and has historically sourced up to 25% of its need from the Facility.

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

APPOINTMENT AND TERMS OF DISTRIBUTORSHIP

          1.1     Appointment.  RDC hereby appoints RCR as its exclusive distributor for the sale, purchase and resale of the Facility Products for agricultural and industrial use throughout the United States subject to the terms and conditions of this Agreement.

          1.2     Relationship of the Parties.  The relationship between RDC and RCR is that of independent contractors and not that of employer-employee or principal-agent.  RCR shall not be the agent or legal representative of RDC, nor shall RDC be the agent or legal representative of RCR.  Neither RDC nor RCR shall have the right, power or authority to assume or undertake any obligation whatsoever or make any representation on behalf of the other unless authorized to do so in writing.

          1.3    Commercially Reasonable Efforts.

                    Subject to the terms and conditions of this Agreement (including, without limitation, Sections 1.4, 1.5 and 2.1), (i) RCR agrees to use its commercially reasonable efforts to promote the sale of, and to solicit and secure orders for the Facility Products from its customers, particularly its customers within the “truck market” area around the Facility, and to purchase from RDC all Facility Products manufactured at the Facility, and (ii) RDC agrees to sell to RCR all of its requirements of the Facility Products.  Notwithstanding the foregoing, in no event shall RDC be required to manufacture and deliver to RCR more than that amount of Facility Product that RDC and RCR have agreed that RCR shall purchase from RDC pursuant to Section 2.1.  It is expressly understood and agreed that RCR may purchase Facility Products hereunder for its own account as well as for resale to its customers.  In addition, RCR may accept deliveries of Facility Products from RDC on consignment in RCR’s terminals upon such terms and conditions as the Parties may agree, including but not limited to the terms set forth in Article III.

          1.4.    Third Party Sales.  In the event that RCR and RDC are not able to reach an agreement during the Negotiation Period (as defined below) with respect to a transaction proposed under either of Sections 2.1(a) or 2.1(b), then RDC shall have the right to sell to third parties the same Facility Products that were the subject of such proposed transaction; provided that any such sale to a third party (each, a “Third Party Sale”) must satisfy each of the following conditions:  (a) such Facility Products shall only be sold and shipped on the same timetable and in the same volume as were included in the terms of the last proposal in writing by RDC to RCR during the Negotiation Period with respect to such proposed transaction and (b) such Facility Products shall only be sold at a price (taking into account rebates and similar items, if any) not less than the lowest price included in such proposal (the price at which such Facility Products are actually sold to a third party being the “Third Party Price” with respect thereto).  Notwithstanding the foregoing, RCR shall receive the Applicable Commission based on the Third Party Price of any Third Party Sale, except that in the case of Third Party Sales to New Customers (as defined below) RCR shall not receive any commission under this Section 1.4. “New Customers” shall mean persons/entities (i) to which RCR shall not have sold any Facility Products during the five (5) year period ending immediately prior to such Third Party Sale and (ii) having “ship-to points” that are different from the “ship-to point” of any person who would not be a New Customer under the foregoing clause (i).  Notwithstanding anything to the contrary herein, RDC shall have the exclusive right to market and sell Facility Products for agricultural or industrial end-use outside the United States.

          1.5     Inventory.  Subject to Section 2.1, no specific minimum purchase obligations on the part of RCR shall be established in connection with its inventory of Facility Products or otherwise, and no specific minimum production obligations on the part of RDC with respect to the Facility Products shall be established under this Agreement.

          1.6     Inspection.  (a)  RDC shall have the right, from time to time, upon at least fourteen (14) days’ prior written notice to RCR, to inspect, during regular business hours, RCR’s books and records relating to sales of Facility Products to its customers, for the purpose of determining the accuracy of the “Applicable Commission,” as subsequently defined in this Agreement, provided that RDC shall use its best efforts to minimize any disruption to RCR’s business resulting from such inspection.

                    (b)     RCR shall have the right, from time to time, upon at least fourteen (14) days’ prior written notice to RDC, to inspect, during regular business hours, RDC’s books and records relating to sales of Facility Products to third parties (including with respect to rebates and similar items, if any), for the purposes of determining whether Third Party Sales by RDC were made in compliance with Section 1.4 and whether the reporting thereof was accurate.

          1.7     Sales Forecasts.  RCR and RDC shall cooperate and use their commercially reasonable efforts to prepare and mutually agree upon, on or before September 1 of each year (or, during the first year of the Term, within 30 days after the date hereof, for the calendar year immediately following, a 12-month forecast of RCR’s Sales of Facility Products (“Sales Forecast”) under a format to be mutually agreed upon by the parties. It is understood and agreed, however, that such forecasts shall be estimates only, and shall not constitute a commitment by RCR to purchase, nor RDC to produce, the amount of Facility Products identified in the Sales Forecast.  RCR and RDC shall cooperate and use their commercially reasonable efforts to mutually agree upon updates to the Sales Forecast prior to each calendar quarter.  The parties intend to cooperatively develop marketing and promotion plans to maximize sales of the Facility Products.  RCR and RDC agree that they will in be in regular contact with one another such that RCR shall keep RDC reasonably well-apprised of the third-party market for Facility Products and RDC shall keep RCR reasonably well-apprised of its levels of production and inventory of Facility Products.

          1.8     RDC Sales.  RDC shall not, directly or indirectly, sell any Facility Products for agricultural or industrial use within the United States other than to or through RCR or through Third Party Sales.  Notwithstanding anything herein to the contrary, RDC reserves the right to sell carbon dioxide, fuels, electricity and sulfur and any other product produced at the Facility other than Facility Products and RCR shall not be entitled to receive any commission or other compensation on, or any other rights in respect of, any such sales pursuant to this Agreement.

ARTICLE II

PURCHASE ORDERS, PRICE, PAYMENT AND DELIVERY TERMS

          2.1    Placement of Orders and Shipping.  (a) To the extent RCR desires to purchase Facility Products from RDC, RCR shall so notify RDC and include with such notice details as to the type and quantity of Facility Products, the timing of delivery and the pricing terms with respect to which it desires to make such purchase.

                    (b)          To the extent RDC desires to sell Facility Products to RCR, RDC shall so notify RCR and include with such notice details as to the type and quantity of Facility Products, the timing of delivery and the pricing terms with respect to which it desires to make such sale.

                    (c)          In each circumstance in which Section 2.1(a) or Section 2.1(b) is implicated, RCR or RDC, as the case may be, shall have two (2) business days to respond to the other (the “Offer Period”).  In the case of Section 2.1(a), if RDC shall not have responded within the Offer Period, it shall be deemed to have rejected the terms of the purchase proposed by RCR.  In the case of Section 2.1(b), if RCR shall not have responded within the Offer Period, it shall be deemed to have rejected the terms of the sale proposed by RDC.  In the event that RCR fails to respond during the Offer Period or either RCR or RDC, as the case may be, responds that it will not agree to the proposed transaction, then the two shall negotiate in good faith, for a period not to exceed two (2) business days (the “Negotiation Period”), seeking to reach agreement on the terms of the proposed transaction.  During the Negotiation Period and with respect to pricing terms, the parties shall take into consideration (among other factors) the preceding two weeks FOB Midwest Market Prices for the particular product as published by Fertilizer Week America (FOB Midwest) and Green Markets (Mid Cornbelt).   If RCR and RDC shall agree on the terms of the proposed transaction during the Offer Period or the Negotiation Period, the agreed price with respect to that transaction (the “Sales Price”), less the Applicable Commission, shall be payable with respect thereto under Section 2.4.

                    (d)          If RDC is unable to ship on a timely basis the Facility Products that are required by an agreed transaction, it will so notify RCR and inform it of the anticipated shipping date, and if shipment is not made within five (5) days after the shipping date specified with respect to such agreed transaction, RCR shall have the right to cancel such agreed transaction without prejudice to any other right or remedy of RCR.

          2.2     Delivery of Facility Products.  Except as set forth in Article III, delivery of the Facility Products to RCR or its customer shall be FOB the Facility in East Dubuque, Illinois, and title to and risk of loss of Facility Products shall pass upon delivery to RCR or its customer when the Facility Products pass the flange into RCR’s or its customer’s barge, truck or railcar.  RCR shall arrange and pay for shipping of Facility Products hereunder.  Collection of freight from its customers shall be RCR’s responsibility. However, RDC acknowledges that RCR may wish to have RDC (at RCR’s sole cost and expense) ship Facility Products to RCR or its customers from time to time.  Purchases of anhydrous ammonia made by RCR out of the NIOTA Facility (as defined below) shall be made at the same price as though such purchases were FOB the Facility in East Dubuque plus the actual freight costs incurred in moving such Facility Products from East Dubuque to the NIOTA Facility.

          2.3     Applicable Commission.  As used herein, the “Applicable Commission” shall mean with respect to transactions for which the Sales Price or the Third Party Price is agreed during the following periods:  (a) from the date of this Agreement until the date that is one year from the date hereof, [*]% of the applicable Sales Price or Third Party Price, (b) for the second year of the Term, [*]% of the applicable Sales Price or Third Party Price, (c) for the third year of the Term, [*]% of the applicable Sales Price or Third Party Price, (d) for the fourth year of the Term and each year of the Term thereafter through the tenth year of the Term, [*]% of the applicable Sales Price or Third Party Price and (e) for each subsequent one (1) year renewal period, such percentage of the applicable Sales Price or Third Party Price as RDC and RCR shall negotiate and agree in good faith at least thirty (30) days before the commencement of such twelve (12) month period.  Notwithstanding the foregoing, the maximum amount of the Applicable Commission payable by RDC to RCR hereunder shall not exceed $[*] with respect to any of the ten (10) twelve-month periods ending on the first ten (10) anniversaries of the date hereof.

          2.4     Payment.  (a)  RDC shall, on a weekly basis, deliver to RCR a written statement (hereinafter referred to as the “Shipping Statement”) showing all Facility Products shipped to RCR or its customers during the preceding one week period.  RCR shall remit to RDC within thirty (30) days from the date of Shipping Statement, by wire transfer, an amount equal to such amount indicated on the Shipping Statement.  The Shipping Statement amount will be based on the applicable Sales Prices less the Applicable Commission.  No Shipping Statement need be delivered if during the applicable week no Facility Products were shipped as described above.

                    (b)     RCR shall on a weekly basis deliver to RDC a statement (hereinafter referred to as the “Sales Statement”) for all sales of Facility Product that RDC has placed on consignment in RCR’s terminals for the preceding one week period.  The Sales Statement shall list all sales based on the terms and conditions agreed to at the time Facility Product was placed on consignment with RCR.  RCR shall remit to RDC within thirty (30) days from the date of Sales Statement, by wire transfer, an amount equal to such amount indicated on the Sales Statement.  No Sales Statement need be delivered if during the applicable week no Facility Products were placed on consignment as described above.

                    (c)     RDC shall, on a weekly basis, deliver to RCR a written statement (hereinafter referred to as the “Third Party Sales Statement”) showing all Facility Products shipped through Third Party Sales during the preceding one week period.  RDC shall remit to RCR within thirty (30) days from the date of Third Party Sales Statement, by wire transfer, an amount equal to such amount indicated on the Third Party Sales Statement.  The Third Party Sales Statement amount will be the Applicable Commission based on the applicable Third Party Prices.  No Third Party Sales Statement need be delivered if during the applicable week no Third Party Sales were made.

                    (d)     It is understood and agreed that RCR shall bear the credit risk on all resales of Facility Products to its customers, and that the purchase price payable by RCR to RDC for Facility Products hereunder shall be based upon the Sales Price, less the Applicable Commission, regardless of whether or when such amounts are actually collected by RCR.  Notwithstanding anything herein to the contrary, RDC shall bear the credit risk on all Third Party Sales.

          2.6     Use of Facility.  RDC covenants and agrees that during any period in which RDC shall have shut-down or ceased the production of Facility Products at the Facility for a period of thirty (30) or more consecutive days, either (i) the Facility shall be used for some purpose(s) other than the provision of customary fertilizer terminal services or (ii) if the Facility is not so put to use during such period, RDC shall commence negotiations with RCR in good faith so as to provide RCR with a reasonable opportunity to utilize the Facility on an exclusive basis as a terminal (including, without limitation, RDC providing customary fertilizer terminal services to RCR at such fee-rate and on such other terms as are reasonably negotiated by the parties based upon then prevailing industry standards).  In no event shall RDC allow a third party to utilize the Facility as a fertilizer terminal on terms less favorable to RDC than the least favorable terms made available in writing to RCR.

ARTICLE III

TERMINAL SERVICES

          3.1     Terminal Services.  (a) During the Storage Term (as defined in Section 3.2) RDC shall purchase and pay for, and RCR shall provide, Terminal Services (as defined below) on the terms and conditions set forth herein.

                    (i)     The Maximum Storage Quantity with respect to any one July 1 to June 30 period during the Storage Term (“Maximum SQ”) shall be: 30 kst; provided, that, the maximum storage quantity that RCR shall have any obligation to provide hereunder at any given time (the “Current Limit”) shall be 15 kst minus the volume of anhydrous ammonia then being stored at the NIOTA Facility (x) which is then owned by RDC or any of its affiliates or (y) which was sold to RCR within the prior 60 days.

                    (ii)    The Minimum Storage Quantity with respect to any one July 1 to June 30 period during the Storage Term (“Minimum SQ”) shall be: 30 kst.

“Terminal Services” shall consist of the facility as set forth on Exhibit A (the “NIOTA Facility”) for the receipt of anhydrous ammonia up to the Maximum SQ at the Receipt Point (as defined on Exhibit A), the storage of the anhydrous ammonia and the delivery of an equivalent quantity of anhydrous ammonia at the Point of Delivery (as defined on Exhibit A) on a firm basis, in each case, subject to and in accordance with the terms and conditions set forth herein.

                    (b)     RDC shall notify RCR in writing (including by facsimile or electronic mail) (the “Storage Notice”) at least ten (10) business days prior to the date on which RDC desires the transport to the NIOTA Facility for storage to begin with respect to an amount of anhydrous ammonia, which amount shall be specified by RDC in the Storage Notice.  Transportation shall be arranged pursuant to Section 3.4.   Load-in at the NIOTA Facility of such anhydrous ammonia shall be based upon available load-in capacity of the NIOTA Facility determined pro rata on the basis of the volume of storage space occupied by RDC’s anhydrous ammonia as compared to the aggregate storage space then occupied.

          3.2     Storage Term.  (a)  Unless this Agreement is earlier terminated pursuant to Section 5.1, RCR shall provide and RDC shall pay for the Terminal Services from July 1, 2006 until June 30, 2011 or such other end date as may be provided under Section 3.2(b) (the “Storage Term,” and each period from July 1 to June 30 of any year during the Storage Term, a “Storage Year”).

                    (b)     Unless cancelled by RDC by giving RCR three (3) months written notice of such cancellation prior to June 30, 2011, RCR shall continue to provide and RDC shall pay for the Terminal Services for the five (5) year period after June 30, 2011 (unless this Agreement is terminated pursuant to Section 5.1).  Subsequently, unless cancelled by RDC by giving RCR three (3) months of written notice of such cancellation prior to the expiration of each successive June 30, the Storage Term shall renew until the termination of this Agreement pursuant to Section 5.1.  Notwithstanding anything else set forth herein, the Storage Term shall terminate no later than the termination of this Agreement in accordance with Section 5.1.  If the Agreement shall terminate on a date other than June 30 of any given year, then all calculations and requirements with respect to the Storage Year during which the Agreement is terminated shall be reduced proportionally based on the quotient obtained by dividing the actual number of days elapsed in that Storage Year by 365.

          3.3     Terminal Services Fees.  (a) In consideration for Terminal Services up to the Maximum SQ, RCR shall invoice RDC monthly as described in Section 3.3(c) below for (i) [*] for that month plus (ii) a $[*] per month fixed fee, provided that, at the end of each Storage Year in the event RDC has not used the Minimum SQ for such Storage Year, RDC shall pay RCR for the difference between (x) [*] assuming RDC had used Terminal Services with respect to the full Minimum SQ less (y) [*] actually paid by RDC under Section 3.3(a) (such calculation is referred to herein as the “Reconciliation”).  By way of illustration, Schedule 3.3 hereto sets forth  the items included in a calculation of [*].

                    (b)     RDC and RCR shall negotiate in good faith to determine the Terminal Service Fees for the storage of any amounts of anhydrous ammonia in excess of the Maximum SQ; provided, that the provision of Terminal Services hereunder by RCR in excess of the Maximum SQ with respect to any Storage Year shall be at the sole and absolute discretion of RCR.

          “Pro Rata Share” shall mean the ratio, expressed as a percentage, the numerator of which shall be the aggregate amount of anhydrous ammonia stored at the NIOTA Facility by RDC during the prior month (or the prior Storage Year [*]) and the denominator of which shall be the total throughput for the NIOTA Facility during the prior month (or the prior Storage Year [*]).

                    (c)     RCR shall, on a monthly basis, deliver to RDC a written statement (the “Storage Invoice”) showing (i) the total throughput of all anhydrous ammonia stored at the NIOTA Facility in the prior month with line items for the amount of anhydrous ammonia stored on behalf of RDC and the amount of anhydrous ammonia stored on behalf of all other parties, including RCR and (ii) RDC’s Pro Rata Share of the total anhydrous ammonia stored that month at the NIOTA Facility and (iii) the amount owed by RDC for the Terminal Services used as calculated pursuant to Section 3.3(a), which amount shall be due and payable within thirty (30) days from the date of the Storage Invoice.

          3.4     Freight Costs.  RCR shall use commercially reasonable efforts to arrange for (with RDC’s approval), and RDC shall pay for the cost of delivery of the anhydrous ammonia to the NIOTA Facility for storage on RDC’s behalf pursuant to this Article III.  The cost of deliveries of anhydrous ammonia from the NIOTA Facility shall be borne by the owners of such product.

          3.5     Level of Service.  In providing the Terminal Services, RCR agrees to operate and maintain the NIOTA Facility in accordance with: (a) this Agreement and applicable law; and (b) Prudent Industry Practice.  As used herein, the term “Prudent Industry Practice” shall mean practices, methods, standards and acts customarily employed by skilled and experienced owners, operators or maintainers of terminals for storing anhydrous ammonia in North America and which are similar in size and operational characteristics to the NIOTA Facility, exercising that degree of skill, diligence, prudence and foresight which would reasonably and ordinarily be expected from such owners, operators and maintainers and complying with all applicable laws and customary industry practices.

          3.6     Failure to Receive Anhydrous Ammonia.  RCR shall use commercially reasonable efforts to provide the Terminal Services.  In the event that RCR is unable to receive any anhydrous ammonia that RDC proposes to store at the NIOTA Facility pursuant to a Storage Notice because of technical or mechanical problems, to the extent that (x) such amount when aggregated with all other anhydrous ammonia stored by RDC at the NIOTA Facility in the then current Storage Year does not exceed the Maximum SQ and (y) storage of such amount would not cause the Current Limit to be exceeded, such amount shall be credited towards the Minimum SQ for that Storage Year.

          3.7     Risk of Loss; Title.  RDC shall bear the risk of loss for and retain title to its anhydrous ammonia with respect to which RCR is providing Terminal Services, provided that, if any portion of RDC’s anhydrous ammonia is lost or damaged due to the negligence, willful misconduct or breach of this Agreement by RCR or any persons acting on RCR’s behalf, then RCR shall be responsible for the entire cost of repairing or replacing any such loss or damage.  For the avoidance of doubt, RCR shall bear the risk of loss for and retain title to any anhydrous ammonia stored at the NIOTA Facility at such time as RCR agrees to purchase such product.

          3.8     Access.  RCR shall provide RDC, its agents and it customers with reasonable access to the NIOTA Facility.  RDC shall have the right to remove its stored anhydrous ammonia at the Point of Delivery based upon available load-out capacity of the NIOTA Facility determined pro rata on the basis of the volume of storage space occupied by RDC’s anhydrous ammonia as compared to the aggregate storage space then occupied.

ARTICLE IV

WARRANTIES AND INDEMNIFICATION

          4.1     Warranty.  RDC makes no warranty of any kind, express or implied, except that RDC represents and warrants that (i) Facility Products sold hereunder shall conform to the Product Specifications set forth in Exhibit B hereto, as amended or supplemented from time to time as the parties may mutually agree, (ii) RDC will convey good title thereto, free from any security interest (except for a security interest created by or through RCR) (iii) Facility Products sold hereunder shall be of a quality that is usual and customary in the industry, (iv) Facility Products sold hereunder shall not be adulterated, and be generally free of foreign materials, all in accordance with and subject to industry standards, and (v) Facility Products sold hereunder shall be in conformity with, in all material respects, any applicable statutes, rules or regulations.  In the event that RCR becomes aware of changes in applicable statutes, rules or regulations, or industry standards, RCR will notify RDC of such changes.  All such notification will be made to the specifications as indicated in Exhibit B and will amend current industry standards.  RCR or its customer shall notify RDC in writing of any claims of defect or non-conformity noticeable upon ordinary inspection therefor within ten (10) days after the customer’s receipt of any Facility Products.  RCR shall notify RDC in writing of any defect or non-conformity not so noticeable within ten (10) days of RCR becoming aware of the defect or non-conformity.  If RDC does not receive written notice of a claim of defect or non-conformity within the appropriate time period described above, a claim for that defect or non-conformity will be deemed to have been waived.  If RDC does receive such notice within said time period and the claim is valid, RDC and RCR will agree on an adjusted price or shall arrange for and RDC will bear the cost of shipping the defective Facility Products back to RDC, and upon receipt of the Facility Products and upon reasonable confirmation of the existence of such defect or non-conformity, shall as soon as practicable and in any event within thirty (30) days, at its election either deliver at its own expense a replacement Product to RCR or its customer, as applicable, or return to RCR the purchase price thereof.  All costs of disposal of non-conforming or defective Facility Products shall be borne by RDC.

          4.2     Limitations on Warranty.  THE EXPRESS WARRANTIES SET FORTH ABOVE ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, WHICH ARE HEREBY SPECIFICALLY DISCLAIMED, INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE.  NO PARTY SHALL BE LIABLE FOR ANY INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES HEREUNDER.

          4.3     Indemnification.  (a)  RDC hereby agrees to indemnify RCR and hold it harmless from and against all claims, suits, damages, judgments, losses, amounts paid in settlement thereof and all costs and expenses (including reasonable attorney fees and expenses) incurred by RCR based upon or arising out of any manufacturing defect, product liability claim, breach of warranty or other non-compliance by RDC with its obligations hereunder.

                    (b)     RCR hereby agrees to indemnify RDC and hold it harmless from and against all claims, suits, damages, judgments, losses, amounts paid in settlement thereof and all costs and expense (including reasonable attorney fees and expenses) incurred by RDC based upon or arising out of non-compliance by RCR with its obligations hereunder.

ARTICLE V

TERM AND TERMINATION

          5.1     Term; Termination by Either Party.  (a)  This Agreement shall commence on the date hereof and terminate on the tenth anniversary thereof (the “Term”) unless earlier terminated as provided herein.

                    (b)     Unless cancelled by either party by giving the other party three (3) months written notice of such cancellation prior to the expiration of the Term, this Agreement shall be extended for a one (1) year period unless earlier terminated as provided herein.  Subsequently, unless cancelled by either party by giving the other party three (3) months written notice of such cancellation prior to the expiration of each successive one (1) year period, this Agreement shall renew for an indefinite number of one (1) year periods unless earlier terminated as provided herein.

                    (c)     This Agreement may be terminated by the aggrieved party immediately upon written notice to the other (“Defaulting Party”) in the event that the Defaulting Party:

                    (i)     fails to pay any amounts when due under this Agreement, which failure shall not be remedied within ten (10) days after giving notice thereof to the Defaulting Party;

                    (ii)    commits a breach or default under this Agreement (other than a failure described in clause (i)), which breach or default shall not be remedied within thirty (30) days after giving of notice thereof to the Defaulting Party; or

                    (iii)   is unable to meet its debts as they fall due or enters into liquidation or dissolution or becomes bankrupt or insolvent, or if a trustee or receiver is appointed for such party, whether by voluntary act or otherwise, or if any proceeding is instituted by or against such party under the provisions of any bankruptcy act or amendment thereto which results in the entry of any order for relief against it which is not stayed or remains undismissed for a period of sixty (60) days, or if it enters into a voluntary arrangement with its creditors.

                    (d)     RDC may also terminate this Agreement upon thirty (30) days prior written notice (which notice may only be provided within thirty (30) days after a Period End) to RCR if RCR shall not have purchased at least [*]% (by ton) of both (i) the UAN which constitutes Facility Products and (ii) the Ammonia which constitutes Facility Products, which (in each case) are both produced at the Facility during any one-year period beginning on [MONTH AND DAY OF THIS AGREEMENT] and ending on [ONE DAY PRIOR] (each such date, a “Period End”) and sold and shipped by RDC to RCR or pursuant to a Third Party Sale during such period; provided, that RCR shall have been deemed to have satisfied the criterion set forth in the foregoing clause (ii) with respect to a given one-year period if it shall have purchased [*] tons of Ammonia under this Agreement by the applicable Period End.  The word “ton” shall mean a “short ton” of 2,000 pounds for all purposes of this Agreement.

          5.2     Cessation of Deliveries.  Upon termination of this Agreement, RDC may restrict or stop deliveries of Facility Products to RCR, other than deliveries on orders already received at the time of the notice of termination (in which case, the payment provisions set forth herein with respect to such deliveries shall survive the termination of this Agreement).

          5.3     Disposition of Inventory Upon Termination.  Upon termination of this Agreement, except to the extent otherwise required for continued deliveries pursuant to Section 5.2 above, (i) RDC shall have no obligation to repurchase any of RCR’s inventory of Facility Products, if any, and shall have no obligation to sell any Facility Products to RCR and (ii) RCR shall have no obligation to purchase any Facility Products from RDC or to sell or promote the sale of any such Facility Products.

ARTICLE VI

DISPUTE RESOLUTION

          6.1     Informal Dispute Resolution.  RCR and RDC agree that it is in both their best interests to attempt to resolve disputes that arise under this Agreement in a quick and inexpensive manner.  To that end, RCR and RDC commit to use their best efforts to resolve disputes informally.  RDC and RCR shall each select a representative (individually, a “Party Representative;” together, the “Parties’ Representatives”) and notify each other in writing of the identity of their designated Party Representative within ten (10) days of the date hereof.  RDC and RCR may change their designated Party Representative from time to time upon written notice to the other Party.  For disputes that arise as to any action, decision or performance of any of the Parties to this Agreement other than as set forth in Section 6.4, the Parties’ Representatives shall negotiate with one another in good faith in order to reach resolution of the dispute.  Such negotiation shall commence within five (5) days of the date of the letter from one Party Representative to the other Party Representative notifying that Party of the nature of the dispute.  In the event that the Parties’ Representatives cannot agree to a resolution of the dispute within thirty (30) days after the commencement of negotiations, written notice of the dispute (the “Dispute Notice”), together with a statement describing the issues or claims, shall be delivered, within seventy-two (72) hours after the expiration of such thirty (30) day period, by each of the Parties’ Representatives to its respective senior officer or official (such senior officer or official to be selected by each of the Party Representatives in his or her sole discretion, provided such senior officer or official has authority to bind the respective Party).  Within five (5) days after receipt of the Dispute Notice, the senior officers or officials for both Parties shall negotiate in good faith to resolve the dispute.

          6.2     Arbitration.  If a dispute arises and cannot be resolved through the process outlined in Section 6.1 within thirty (30) days of the delivery of a Dispute Notice, either Party may submit the disputed issue for binding arbitration in New York,  New York in accordance with the most current Rules of the American Arbitration Association (“AAA”) for Commercial Arbitration.  All disputes and/or claims with an amount in controversy of less than or equal to $100,000 shall be heard by a single neutral arbitrator, and disputes and/or claims with an amount in controversy in excess of that amount shall be heard by a panel of three neutral arbitrators.

          6.3     Binding Nature.  The arbitration decision shall be binding and non-appealable in any forum.  The final decision however, may be submitted by the prevailing Party to a court of competent jurisdiction for entry of judgment thereon.

          6.4     Exclusions.  Notwithstanding anything herein to the contrary, Section 6.1 shall not apply to any action, decision or performance of any Party pursuant to Section 1.4 of this Agreement, and neither Section 6.1 nor Section 6.2 shall apply to any action by any Party for equitable remedies, including without limitation, injunction.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES

          7.1     Representations of RCR.  RCR hereby represents and warrants to RDC as follows:

                    (a)     Organization; Due Authorization.  RCR is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.  This Agreement: (i) has been duly authorized, executed and delivered by RCR and (ii) constitutes legal, valid and binding obligations of RCR which are enforceable in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws in effect from time to time relating to or affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

                    (b)     No Consent or Conflicts.  The execution, delivery and performance by RCR of this Agreement does not and will not (i) require any consent or approval of any person which has not been obtained, (ii) violate the provisions of any federal, state or local law, regulation or order applicable to RCR, (iii) result in a breach of, contravene or constitute a default under the organizational documents of RCR, or any other material agreement, lease or instrument to which RCR is a party or by which it or its properties may be bound or affected, or (iv) result in the creation or imposition of any liens on the property of RCR, result in acceleration of any obligations under or in a condition or event which constitutes (or which, upon notice or lapse of time or both, would constitute) a default or an event of default under any contract or other instrument binding upon RCR or any of its properties or other assets.

          7.2     Representations of RDC.  RDC hereby represents and warrants to RCR as follows:

                    (a)     Organization; Due Authorization.  RDC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Colorado.  This Agreement: (i) has been duly authorized, executed and delivered by RDC and (ii) constitutes legal, valid and binding obligations of RDC which are enforceable in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws in effect from time to time relating to or affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

                    (b)     No Consent or Conflicts.  The execution, delivery and performance by RDC of this Agreement does not and will not (i) require any consent or approval of any person which has not been obtained, (ii) violate the provisions of any federal, state or local law, regulation or order applicable to RDC, (iii) result in a breach of, contravene or constitute a default under the organizational documents of RDC, or any other material agreement, lease or instrument to which RDC is a party or by which it or its properties may be bound or affected, or (iv) result in the creation or imposition of any liens on the property of RDC, result in acceleration of any obligations under or in a condition or event which constitutes (or which, upon notice or lapse of time or both, would constitute) a default or an event of default under any contract or other instrument binding upon RDC or any of its properties or other assets.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

          8.1     Entire Agreement.  This Agreement (including the Exhibits hereto) constitutes the entire agreement between the Parties relating to the sale of Facility Products by RDC to RCR; it supersedes all prior agreements and understandings between the Parties relating to that subject, either oral or written, all of which are hereby expressly terminated; and this Agreement cannot be modified, except in a writing signed by both Parties hereto.  ALL PURCHASE ORDERS AND ACKNOWLEDGEMENTS THAT MAY BE USED BY THE PARTIES HERETO TO ORDER OR ACKNOWLEDGE ORDERS FOR FACILITY PRODUCTS HEREUNDER SHALL BE FOR RECORD PURPOSES ONLY.  IN THE EVENT OF ANY DISCREPANCY OR CONFLICT BETWEEN THE TERMS THEREOF AND OF THIS AGREEMENT, THE TERMS OF THIS AGREEMENT SHALL PREVAIL.

          8.2     Assignment.  This Agreement may not be assigned by either Party without the prior written consent of the other Party hereto, except that (i) RCR may assign this Agreement to one or more of its affiliates wholly owned by RCI or RCR without RDC’s consent upon prior written notice to RDC and provided that such affiliate assumes the obligations of RCR under this Agreement in writing, (ii) RDC may assign this Agreement to one or more of its affiliates wholly owned by Rentech or RDC without RCR’s consent upon prior written notice to RCR, and provided that the Facility is then owned by such affiliate and such affiliate assumes the obligations of RDC under this Agreement in writing, and (iii) RDC or its assignee and RCR or its assignee may assign this Agreement to its respective senior lenders as collateral to secure the performance of RDC’s or such assignee’s or RCR’s or such assignee’s, as the case may be, obligations to such senior lenders (it being agreed that, upon RDC’s or RCR’s request (as the case may be), the other Party shall enter into a customary consent with any such lender (or an agent or trustee thereof) acknowledging such lender’s security interest in this Agreement).

          8.3     No Waiver of Terms.  Neither the failure of either Party hereto to require the performance of any term of this Agreement, nor the waiver by either Party of any breach under this Agreement, shall prevent a subsequent enforcement of any such term or be deemed a waiver of any subsequent breach.

          8.4     Headings.  The headings set forth herein are for convenience of reference only and shall not be considered to limit or amplify the terms and provisions hereof, nor shall they be examined or referred to in construing or interpreting this Agreement.

          8.5     Severability.  In the event any one or more of the Agreements, provisions or terms contained herein shall be declared invalid, illegal or unenforceable in any respect, such agreement, provision or term shall be enforced to the extent permitted by law and the validity of the remaining agreements, provisions or terms contained herein shall be in no way affected, prejudiced or disturbed thereby.

          8.6     Force Majeure.  Neither of the Parties hereto shall be responsible for or liable to the other Party for any damage or loss of any kind, directly or indirectly, resulting from fire, flood, explosion, riot, rebellion, revolution, war, labor trouble (whether or not the fault of either Party hereto), requirements or acts of any government or subdivision thereof, or any other similar cause beyond the reasonable control of the Party.  The occurrence and the termination of any such event shall be promptly communicated to the other Party.

          8.7     Governing Law; Consent to Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of law principles of such State.  To the fullest extent permitted by applicable law, RDC and RCR hereby unconditionally and irrevocably waive any claim to assert that the law of any other jurisdiction governs this Agreement.  Subject to Section 6.2, RCR and RDC hereby agree and consent to be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York, and in the absence of such Federal jurisdiction, Seller and Buyer consent to be subject to the exclusive jurisdiction of a court of The State of New York located in such district and hereby waive the right to assert the lack of personal or subject matter jurisdiction or improper venue in connection with any such suit, action or other proceeding.  In furtherance of the foregoing, each of RDC and RCR (i) waives the defense of inconvenient forum, (ii) agrees not to commence any suit, action or other proceeding arising out of this Agreement or any transactions contemplated hereby other than in any such court (subject to Section 6.2), and (iii) agrees that a final judgment in any such suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit or judgment or in any other manner provided by law.

THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT SUCH PARTIES MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY SUIT OR ACTION ARISING OUT OF THIS AGREEMENT.  EACH PARTY HEREBY CERTIFIES THAT NONE OF THE OTHER PARTY, ITS SENIOR MANAGEMENT OR ITS REPRESENTATIVES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL.  FURTHER, EACH PARTY ACKNOWLEDGES THAT THE OTHER PARTY RELIED ON THIS WAIVER OF RIGHT TO JURY TRIAL AS A MATERIAL INDUCEMENT TO SUCH PARTY TO ENTER INTO THIS AGREEMENT.

          8.8     Notices.  All notices, requests, demands and other communications made hereunder shall be in writing and shall be deemed duly given on the date of receipt if personally delivered or five days after mailing if sent by mail, postage prepaid, to the addresses set forth below or to such other address or person as either Party may designate by notice to the other Party hereunder:

If to RCR, to:	Agrium US Inc.
c/o 13131 Lake Fraser Drive S.E.
Calgary, Alberta Canada
T2J 7E8
Attention: Kevin Helash

with a copy to	Agrium US Inc.
c/o 13131 Lake Fraser Drive S.E.
Calgary, Alberta Canada
T2J 7E8
Attention: Kathryn Heath

If to RDC, to:	Rentech Development Corporation
1331 17th Street, Suite 720
Denver, CO 80202
Attention: D. Hunt Ramsbottom

with a copy to:	Rentech, Inc.
1331 17th Street, Suite 720
Denver, CO 80202
Attention: Amanda M. Darby

          8.9     Counterparts; Facsimile Signatures.  This Agreement may be executed in separate counterparts and by facsimile (or similar electronic means), with the same effect as if both Parties had executed the same document.  All such counterparts shall be construed together and shall constitute one agreement.

*          *          *          *

          IN WITNESS WHEREOF, the parties have caused the due execution of this Agreement on the day first above written.

ROYSTER-CLARK RESOURCES LLC

By:

Name:
Title:

RENTECH DEVELOPMENT CORPORATION

By:

Name:	D. Hunt Ramsbottom
Title:

Exhibit A

Terminal Facilities

[RCR & RDC to provide description of NIOTA Facility]

Exhibit B

Facility Product Specifications